July 22, 2020

VIA EDGAR TRANSMISSION

Ms. Elisabeth M. Bentzinger

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Mutual Fund Series Trust, File Nos. 333-132541 and 811-21872

Dear Ms. Bentzinger:

On May 14, 2020, the Registrant, on behalf of its series, the Eventide Core Bond Fund (the “Fund”), filed a registration statement (“Registration Statement”) under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). In a telephone conversation on June 25, 2020, you provided comments to the Registration Statement. Below, please find a summary of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Additional or revised disclosures are italicized herein.

Prospectus

Comment 1: Please update the Fund’s ticker symbols on EDGAR once they have been obtained.

Response: The Registrant will update the Fund’s ticker symbols as requested.

Fee Table

Comment 2: Please provide parenthetically the basis upon which the maximum deferred sale charge is imposed.

Response: The Registrant has amended the Fee Table to state the following:

Maximum Deferred Sales Charge (Load) (based on NAV at the time of purchase)*

Comment 3: Please consider adding a footnote explaining that the deferred sales charge applies only to purchases of Class A shares over $1 million made without an initial sales charge.

Response: The Registrant has added the following footnote to the Fee Table:

Ms. Elisabeth M. Bentzinger

July 21, 2020

* The maximum deferred sales charge applies only to purchases of Class A shares over $1 million made without an initial sales charge.

Comment 4: Please remove the line for “Redemption Fee (as a % of amount redeemed if held less than 180 days)” because there is no such fee.

Response: The Registrant has amended the Fee Table accordingly.

Comment 5: In footnote 2 to the Fee Table, please clarify that fee waivers and expense reimbursements are subject to possible recoupment so long as the recoupment does not cause the Fund’s expense ratio to exceed the lesser of the Fund’s expense limitation at the time of the waiver and the Fund’s expense limitation at the time of recoupment.

Response: The Registrant has amended its disclosures to state the following:

Fee waivers and expense reimbursements are subject to possible recoupment by the Adviser from the Fund in future years on a rolling three-year basis (within the three years after the fees have been waived or reimbursed) if, after the recoupment is taken into account, such recoupment can be achieved within the lesser of the expense limitation in place at the time of waiver/reimbursement and the expense limitation in place at the time of recapture.

Principal Investment Strategies

Comment 6: In the first paragraph under the heading “Principal Investment Strategies,” please remove “preferred stocks” as an example of “income producing securities” because preferred stock is not necessarily an income producing investment. Please also remove “convertible stocks” as an example of “income producing securities” or rephrase as “convertible debt.”

Response: The Registrant has given the Staff’s comment thoughtful consideration and respectfully declines to revise its disclosure regarding “preferred stocks.” Preferred stocks are typically issued with a dividend, a form of income. The Registrant has amended its Item 4 and 9 disclosures, however, to state the following:

The Fund seeks to achieve its objective through investments in income producing securities issued by entities deemed by the Adviser to have a positive impact on the world. Income producing securities that the Fund may invest in include, but are not limited to, corporate bonds; preferred stocks, convertible debt ~~stocks~~ and other hybrid securities that have debt and equity characteristics but are predominantly debt in nature; agency and non-agency residential and commercial mortgage-backed securities; asset-backed securities (including auto loans); green bonds (i.e., bonds

Ms. Elisabeth M. Bentzinger

July 21, 2020

that allow issuers to use proceeds for environmental projects); social bonds (i.e., bonds that allow issuers to use proceeds for social projects); sustainable bonds (i.e., bonds that are a combination of green and social bonds); government agency debt instruments; and municipal bonds (collectively, “Bonds”).

The Registrant has further amended its Item 4 disclosures to state the following:

The Fund ~~may invest in Bonds of any credit quality, including, non-investment grade securities rated Ba1 or lower by Moody’s or BB+ or lower by S&P (also known as “junk” bonds) but~~ expects to invest predominantly in investment grade securities. The Fund may invest in the securities of foreign entities (including emerging markets) and may invest in companies of any market capitalization.

Comment 7: If applicable, please disclose whether the Fund will invest in contingent convertible securities. If so, please notify the Staff immediately so that additional comments can be provided.

Response: The Registrant has confirmed that the Fund will not invest in contingent convertible securities.

Comment 8: Please explain the difference between “green bonds”, “social bonds” and “sustainable bonds” as those terms are used in the first paragraph under the heading “Principal Investment Strategies.”

Response: The Registrant refers to its response to Comment 6.

Comment 9: Please explain what is meant by “hybrid securities” as that term is used in the first paragraph under the heading “Principal Investment Strategies” and clarify that the Fund will only count hybrid securities for purposes of its 80% test to the extent they have predominantly debt characteristics.

Response: The Registrant refers to its response to Comment 6.

Comment 10: With respect to the Fund’s investment in agency and non-agency residential and commercial mortgage-backed securities, please disclose whether such securities may be non-investment grade.

Response: The Registrant has confirmed that the Fund will not invest in non-investment grade mortgage-backed securities and not invest more than 5% in non-investment grade securities. The Registrant has removed “Junk Bond Risk” from its disclosures of the Fund’s principal investment risks and further refers to its response to Comment 6.

Ms. Elisabeth M. Bentzinger

July 21, 2020

Comment 11: Please describe the types of asset-backed securities in which the Fund will invest, including CLOs and CDOs, and whether the asset-backed securities may be agency, non-agency or non-investment grade. If the Fund will invest more than 15% of its net assets in CLOs, CDOs or non-investment grade private mortgage-backed securities, please explain, in detail, how the Trust’s Board of Trustees (the “Board”) determined that the expected and actual holdings are liquid. In the response, please include general market data on the liquidity of specific instruments of the types the Fund will invest in, including information about the following:

(1) the existence of an active market for the asset, including the number, diversity, and quality of market participants;

(2) the frequency of trades or quotes for the asset, and average daily trading volume of the asset;

(3) the volatility of trading prices for the asset;

(4) the bid-ask spreads for the asset;

(5) the restrictions on trading of the asset and limitations on transfer of the asset;

(6) the size of the Fund’s position in the asset relative to the asset’s daily trading volume and, as applicable, the number of units of the asset outstanding;

(7) the availability of, and the Fund adviser’s access to, information on underlying loan or other assets held by CLOs, CDOs and borrowers; and

(8) how the Fund will be able to appropriately value these instruments on a daily basis.

Response: The Registrant has confirmed that the Fund will not invest in CLOs, CDOs or non-investment grade private mortgage-backed securities, and no more than 5% in non-investment grade securities. The Registrant further refers to its response to Comment 6.

Comment 12: Please clarify in the second paragraph under the heading “Principal Investment Strategies” that a longer duration typically corresponds with higher volatility and increased risk.

Response: The Registrant has amended its disclosures to state the following:

Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. A longer duration typically corresponds with increased volatility and risk because the ~~The~~ longer a security’s duration, the more sensitive it will be to changes in interest rates.

Comment 13: Please disclose whether the Fund may invest in fixed income securities that are in default as part of its principal investment strategies.

Response: The Registrant has confirmed that the Fund will not purchase securities that are in default, but may continue to hold portfolio securities that have gone into default.

Ms. Elisabeth M. Bentzinger

July 21, 2020

Comment 14: Please explain what is meant by the phrase “operate with integrity and create value” as used in the third paragraph under the heading “Principal Investment Strategies” and discuss how this focus is consistent with ESG principles.

Response: The Registrant has amended its Item 4 and Item 9 disclosures to state the following:

The Adviser analyzes all potential investments for the company’s ability to operate with integrity and create value for customers, employees, and other stakeholders by reflecting the values listed below. Eventide uses its values-based screening processes to establish the Fund’s eligible investment universe. Securities are generally ineligible for purchase within the Fund unless Eventide’s research indicates that the values-based screens are met. For the avoidance of doubt, Eventide’s screening process for potential investments does not apply relative weights between values-based factors and financial factors. While few companies may reach these ideals in every area of their business, these principles articulate the Adviser’s highest expectations for corporate behavior. There is no guarantee that the Adviser will be able to successfully screen out all companies that are inconsistent with ~~its~~ the following principles. The Adviser seeks to invest in companies that reflect the following values:

Comment 15: The last sentence of the second paragraph states that the Fund “may invest in the securities of foreign entities (including emerging markets) and may invest in companies of any market capitalization.” Does this refer to the 80% of the Fund’s investments in fixed income securities, or the remaining 20% of the Fund’s investments?

Response: The Registrant has amended its disclosures to state the following:

The Fund may invest in Bonds of any credit quality, including, non-investment grade securities rated Ba1 or lower by Moody’s or BB+ or lower by S&P (also known as “junk” bonds) but expects to invest predominantly in investment grade securities. With respect to both fixed income and equity securities, the ~~The~~ Fund may invest in the securities of foreign entities (including emerging markets) and may invest in companies of any market capitalization.

Comment 16: In the discussion of the Fund’s ESG screening, please state whether the Fund selects investments by reference to an index or a third-party rating organization or proprietary screen. If the Fund intends to use one or more third-party data providers, please identify the provider and briefly summarize their criteria or methodology and describe the principal risks related to the use of such third-party data providers, namely, that scores can vary across third-party data providers even within the same industry.

Ms. Elisabeth M. Bentzinger

July 21, 2020

Response: The Registrant refers to its response to Comment 14.

Comment 17: Please explain whether the Fund’s ESG criteria apply to all investments, or just some investments. In other words, please explain whether ESG screen is one of several factors or is an exclusive factor.

Response: The Registrant refers to its response to Comment 14.

Comment 18: Please disclose whether the Fund’s ESG strategy is intended to exclude “bad companies” from the investment universe or intended to identify “good companies.”

Response: The Registrant has given thoughtful consideration to the Staff’s comment, and respectfully declines to amend its disclosures. The Registrant believes that its existing disclosures adequately disclose that the adviser seeks to identify companies that meet its ideals and expectations, but that there is no guarantee that in doing so, it will be able to successfully screen out all companies that are inconsistent with its principles. The Registrant believes that additional disclosure on this question would not be helpful to investors.

Comment 19: Please explain why the paragraph immediately following the bulleted list is not a bullet point itself.

Response: The Registrant notes that the paragraph referenced in Comment 19 describes a security type that serves a social need. Such security reflects the values identified in the preceding list, but is not a value itself. The Registrant has confirmed that ESG screening disclosures are consistent across all funds in the fund family and that such consistency is important to the adviser given that their clientele seek to align investments with very personal values.

Comment 20: Please revise the language in the antepenultimate and the penultimate paragraphs under the heading “Principal Investment Strategies” to remove any jargon in a manner consistent with plain-English rules.

Response: The Registrant has amended its Item 4 and Item 9 disclosures to state the following:

Investments that meet the Adviser’s values criteria are analyzed by the Fund’s investment sub-adviser, Boyd Watterson Asset Management, LLC (the “Sub-Adviser”) for possible inclusion in the Fund’s portfolio. The Sub-Adviser ~~employs a top-down investment approach to structure~~ builds the Fund’s portfolio ~~by developing strategies~~ based on macroeconomic trends and forecasts~~, which focus on~~ in economic growth, inflation expectations, and monetary policy. The Sub-Adviser strives to generate excess return~~, or alpha,~~ through ~~four drivers—~~sector allocation (adjusting allocations across major sectors of the bond market based on assessments of

Ms. Elisabeth M. Bentzinger

July 21, 2020

fundamentals and current versus historical valuation relationships), duration management (holding securities to optimize interest rates), yield curve positioning (adjusting holdings to capitalize on expected changes in the Treasury yield curve), and security selection. The ability of the Sub-Adviser ~~each alpha driver~~ to deliver returns varies according to the ~~given~~ economic and market environment. The Sub-Adviser’s methods ~~of applying these four alpha drivers is~~ are intended to accumulate value over a full market cycle.

The Registrant has also deleted the following from its Item 4 disclosures:

~~Sector allocation decisions involve examining fundamentals, historical spread and cross-sector spread relationships, and supply and demand. Through duration management, the Sub-Adviser applies fundamental and technical analysis to manage interest rate exposures relative to short-and long-term expectations. Yield curve positioning is developed by examining monetary policy, inflation expectations, and supply and demand relative to expectations for curve reshaping. Security selection involves applying a top-down, bottom-up approach that blends quantitative screening and fundamental credit research to achieve optimal risk/reward characteristics.~~

Principal Investment Risks

Comment 21: The Staff’s position on risk disclosures for the past several years has been to disclose risks in the order of significance or prominence to the fund’s strategy. Disclosing risks in alphabetical order suggests that each are equally imminent, whereas the risk disclosures should give shareholders which risks are of greater concern or salient to the fund. Pursuant to remarks from Dalia Blass, Director of the Division of Investment Management, please re-order the Fund’s principal risk disclosures so that they appear in order of materiality (from most material to least material) in lieu of disclosing them in alphabetical order. See ADI 2019-08, “Improving Principal Risks Disclosure” at www.sec.gov.

Response: The Registrant has given the Staff’s position, as well as Ms. Blass’s remarks and ADI 2019-08, thoughtful consideration. The Registrant respectfully declines to re-order the Fund’s risk disclosures as requested. The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Recent market disruptions and volatility as a result of the global COVID-19 pandemic demonstrate that it is not possible to anticipate which risk will present the greatest concern to the Fund at any given moment. Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors.

Comment 22: Please consider whether the discontinuation of LIBOR will have an impact on the Fund and if so, whether adding a “LIBOR Risk” would be appropriate.

Response: The Registrant has confirmed that LIBOR Risk will not be a principal risk of investing in the Fund.

Ms. Elisabeth M. Bentzinger

July 21, 2020

Comment 23: In the Registrant’s disclosure of “Asset Backed Securities Risk,” please disclose that the liquidity of non-agency non-investment grade asset backed securities can change dramatically over time.

Response: The Registrant has confirmed that the Fund will not invest in non-agency non-investment grade asset backed securities as a principal investment strategy.

Comment 24: In the Registrant’s disclosure of “Changing Fixed Income Market Conditions Risk,” please revise the first sentence to disclose the Federal Reserve’s policies in response to COVID-19, namely, historically low interest rates and buy back programs, including for corporate bonds. Also, if the Fund will invest in derivatives as a principal strategy, please revise the disclosures under the heading “Principal Investment Strategies” accordingly. Otherwise, please delete the fourth sentence. The Staff may have additional comments if derivatives are part of the Fund’s principal investment strategies.

Response: The Registrant has confirmed that the Fund will not invest in derivatives as a principal investment strategy. The Registrant has amended its disclosures to state the following:

Changing Fixed Income Market Conditions Risk. ~~Following~~ In response to the financial crisis in 2020, ~~that began in 2007~~, the Board of Governors of the Federal Reserve System (the “Federal Reserve”) has attempted to support the U.S. economic recovery by keeping the federal funds rate at a historically low level, expanding the scope of its repurchase agreement operations, and purchasing large quantities of securities issued or guaranteed by the U.S. government, its agencies or instrumentalities on the open market. Any future interest rate increases could cause the value of any Fund that invests in fixed income securities to decrease. Federal Reserve policy changes may expose fixed-income and related markets to heightened volatility and may reduce liquidity for certain Fund investments, which could cause the value of the Fund’s investments and share price to decline. ~~If the Fund invests in derivatives tied to fixed-income markets, the Fund may be more substantially exposed to these risks than the Fund that does not invest in derivatives.~~ To the extent the Fund experiences high redemptions because of these policy changes, the Fund may experience increased portfolio turnover, which will increase the costs the Fund incurs and may lower its performance. Furthermore, if rising interest rates cause the Fund to lose enough value, the Fund could also face increased shareholder redemptions, which could force the Fund to liquidate investments at disadvantageous times or prices, therefore adversely affecting the Fund. In addition, decreases in fixed income dealer market-making capacity may persist in the future, potentially leading to decreased liquidity and increased volatility in the fixed income markets.

Ms. Elisabeth M. Bentzinger

July 21, 2020

Comment 25: Please consider whether the Registrant’s disclosure of “Foreign Securities Risk” should be enhanced in light of Brexit.

Response: The Registrant has amended its Item 4 and Item 9 disclosure of “Foreign Securities Risk” by adding the following sentence to the end of those disclosures:

The departure of the United Kingdom and the potential departure of additional countries from the European Union may have significant political and financial consequences on global markets. Uncertainty relating to the withdrawal procedures and timeline may have adverse effects on valuations and the renegotiation of current trade agreements, as well as an increase in financial regulation in such markets.

Comment 26: In the Registrant’s disclosure of “Interest Rate Risk,” please add that interest rates are at a historic low and explain how that might impact the Fund’s risk profile.

Response: The Registrant has amended its disclosures to state the following:

Interest Rate Risk. The Fund’s share price and total return will vary in response to changes in interest rates. If rates increase, the value of the Fund’s investments generally will decline, as will the value of your investment in the Fund. Given the recent, historically low interest rates and the potential for increases in those rates, a heightened risk is posed by rising interest rates to a fund whose portfolios include longer-term fixed income securities.

Comment 27: Please consider enhancing the Registant’s disclosure of “Limited History of Operations Risk” to state that a new fund could have higher expenses than expected, may not grow to an economically viable size, and could cease operations where investors may be required to liquidate or transfer their investments at a loss.

Response: The Registrant has considered the Staff’s comment and respectfully declines to amend its disclosure of “Limited History of Operations Risk.” The risks identified by the Staff apply equally to all funds and not just those with a limited history of operations.

Comment 28: In the Registrant’s disclosure of “Mortgage-Backed Securities Risk,” please disclose that the liquidity of non-agency non-investment grade mortgage-backed securities could change dramatically over time. When discussing subprime mortgages, please explain that the liquidity of subprime mortgages could change dramatically over time. Please add corresponding disclosure in the Fund’s principal investment strategy disclosures.

Ms. Elisabeth M. Bentzinger

July 21, 2020

Response: The Registrant has confirmed that the Fund will not invest in subprime mortgages or non-agency non-investment grade mortgage-backed securities as a principal investment strategy. The Registrant further amends its disclosure of “Mortgage-Backed Securities Risk” to state the following:

The liquidity of mortgage-backed securities may change over time. ~~Subprime mortgages are riskier and potentially less liquid than mortgage-backed securities.~~

Comment 29: Please add principal investment strategy disclosures to correspond with the Fund’s disclosure of “Sovereign Debt Risk” as a principal investment risk.

Response: The Registrant has confirmed that the Fund will not invest in sovereign debt as a principal investment strategy and has removed “Sovereign Debt Risk” from its list of principal risks.

Performance

Comment 30: Please disclose supplementally the broad-based index the Fund will utilize, keeping in mind that a broad-based index is one that provides investors with performance indicators of the overall applicable stock or bond markets, as appropriate.

Response: The Registrant is informed that the Fund’s benchmark will be the Bloomberg Barclays US Aggregate Index.

Additional Information about the Fund’s Principal Investment Strategies and Related Risks

Comment 31: The Staff notes that the Registrant’s Item 4 disclosures are nearly identical to its Item 9 disclosures. Please consider whether the Registrant’s Item 4 disclosures can summarize its Item 9 disclosures. See IM Guidance Update No. 2014-08, “Guidance Regarding Mutual Fund Enhanced Disclosure.”

Response: The Registrant refers to its responses to Comments 6 and 20.

Ms. Elisabeth M. Bentzinger

July 21, 2020

Comment 32: In the table of investment risks, please ensure that “Emerging Market Risk” is identified as a principal investment risk.

Response: The table of investment risks has been updated accordingly.

Statement of Additional Information

Comment 33: Please revise the disclosure under the heading “Loans of Portfolio Securities” to note that the only permissible collateral for securities lending are cash, U.S. Government securities and irrevocable bank standby letters of credit not issued by the bank’s lending agent.

Response: The Registrant notes that the Fund’s bank lending agent is its custodian bank, and that letters of credit from the custodian bank are permissible collateral. Therefore, the Registrant has amended its disclosures to state the following:

Loans of Portfolio Securities. The Fund may lend securities if such loans are secured continuously by liquid assets consisting of cash, U.S. Government securities or ~~other liquid debt securities or by a letter of credit~~ irrevocable bank standby letters of credit in favor of the Fund at least equal at all times to 100% of the market value of the securities loaned, plus accrued interest.

Comment 34: Please include in the disclosure of the Fund’s Proxy Voting Policy how the adviser will approach voting proxies consistent with its mandate to invest in companies that “operate with integrity and create value.”

Response: The Registrant has given thoughtful consideration to the Staff’s comment and believes that its existing disclosure under the heading “Consistency with Ethical Screening Critera” in Appendix B (page 68 of the Statement of Additional Information) addresses the adviser’s approach to proxy voting. Nevertheless, the Registrant has amended its disclosures in the second paragraph under the heading “Key Objectives” in Appendix B to state the following:

Therefore, to advance the best interests of Fund investors consistent with the ethical principles described in the Fund’s prospectus, we will seek to promote integrity and value creation within portfolio companies by paying particular attention to the following matters in exercising our proxy voting responsibilities as a fiduciary for our clients:

Part C

Comment 35: On the signature page, please indicate who is the Registrant’s comptroller or principal accounting officer as required by Section 6(a) of the Securities Act of 1933.

Ms. Elisabeth M. Bentzinger

July 21, 2020

Response: Upon review of the Registrant’s By-Laws, the Registrant has amended the signature block for Erik Naviloff to denote his titles as the Trust’s “Treasurer/Principal Financial Officer and Accounting Officer.”

If you have any questions, please call JoAnn Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser